UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Wheels Up Experience Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96328L 205

(CUSIP Number)

Peter W. Carter

Executive Vice President – External Affairs
Delta Air Lines, Inc.

1030 Delta Boulevard

Atlanta, GA 30354

(404) 715-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328L 205	SCHEDULE 13D
1	Names of Reporting Persons DELTA AIR LINES, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 5,200,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,200,099
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,099
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 20.5% [1]
14	Type of Reporting Person (See Instructions) CO

[1] Percentage calculated on the basis of 25,376,094 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Wheels Up Experience Inc. (the “Issuer”), outstanding as of August 4, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission (“SEC”) on August 14, 2023. Neither this percentage nor the shares listed above as being beneficially owned reflect Earnout Shares (as defined in the Issuer’s initial statement on Schedule 13D), which are issuable only upon the achievement of share price thresholds for Class A Common Stock that have not been satisfied.

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Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Issuer’s Class A Common Stock and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person on July 22, 2021 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended solely to restate the list of Covered Persons on Schedule A hereto, which schedule is incorporated into this Item 2 by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by inserting the following language immediately prior to the last paragraph of Item 4 of the Schedule 13D:

“In connection with the Issuer’s prior public announcements relating to the Issuer’s efforts to explore strategic business partnerships, on August 15, 2023, the Issuer announced by joint press release that the Reporting Person and certain other lenders (the “Other Lenders”) have agreed in principle to provide the Issuer with additional capital. Under a non-binding agreement in principle, the Reporting Person and the Other Lenders would provide a $500 million facility, under which the Reporting Person would provide the Issuer a $150 million term loan and a $100 million liquidity facility. In connection with the above referenced financing, the Issuer will issue new shares of Class A Common Stock to the Reporting Person and the Other Lenders such that they are expected to receive approximately 95% of the Issuer’s pro forma outstanding Class A Common Stock after giving effect to the issuance. Shares representing approximately 80% of the Issuer’s Class A Common Stock are expected to be issued without the approval of the Issuer’s stockholders based on the Financial Distress Exception provided for in the Shareholder Approval Policy of the New York Stock Exchange. The remaining shares of Class A Common Stock to be issued to the Reporting Person and the Other Lenders will be subject to the approval by the Issuer’s stockholders of an amendment to the Issuer’s certificate of incorporation (including in that vote the 80% of shares of Class A Common Stock held by the Reporting Person and the Other Lenders) and would be issued after the closing of the financing arrangement described herein. Entry into a formal financing arrangement is subject to numerous conditions, including the negotiation and entry into a definitive agreement, closing conditions and other approvals. The information set forth in this paragraph is subject to change from time to time and at any time, and there can be no assurances that the Reporting Person will or will not enter into, take, or cause to be taken, any of the arrangements or actions described above or similar thereto.

The Reporting Person disclaims membership in a “group” within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Class A Common Stock beneficially owned by any other person, including the Other Lenders, and nothing in this Amendment No. 1 shall be deemed an admission that the Reporting Person is a member of a “group” within the meaning of Section 13(d) of the Act.

On August 8, 2023, the Reporting Person entered into a short term interim financing arrangement in the form of a secured promissory note (the “Original Note”) under which the Issuer has borrowed $15 million from the Reporting Person. The Original Note was subsequently amended by a First Amendment to the Secured Promissory Note, dated August 15, 2023 (as amended, the “Secured Promissory Note”), pursuant to which the Reporting Person committed to fund an additional principal amount of $10 million. Borrowings under the Secured Promissory Note mature on February 4, 2024 and bear interest at a rate of 10% per annum; provided, however, that upon the occurrence and during the continuance of an event of default, interest will accrue on the unpaid principal balance of the Secured Promissory Note, together with all other outstanding liabilities, interest, expenses, fees and other sums under the Secured Promissory Note, at the applicable rate plus an additional 2% per annum (the “Default Rate”). Any interest accruing at the Default Rate shall be payable on demand by the Reporting Person. Borrowings under the Secured Promissory Note are secured by certain unencumbered aircraft, intellectual property and other assets of the Issuer. The Secured Promissory Note contains representations and warranties and affirmative and negative covenants customary for secured financings of its type as well as customary events of default.”

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Item 5.	Interest in Securities of the Issuer.

Item 5(a-b) is hereby amended and restated as follows:

“(a-b) The responses of the Reporting Person to rows (7) through (13) on page 1 and Items 2, 3, 4 and 6 of the Schedule 13D, as amended, are incorporated into this Item 5 by reference.

To the Reporting Person’s knowledge, none of the Covered Persons directly owns any shares of the Class A Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Class A Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Class A Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Class A Common Stock held by the Reporting Person.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby by amended and supplemented by deleting the first paragraph of Item 6 and replacing it with the following:

“The responses of the Reporting Person to Items 2, 3, 4, 5 of the Schedule 13D, as amended by this Amendment No. 1 are incorporated into this Item 6 by reference.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2023	DELTA AIR LINES, INC.

	By:	/s/ Peter W. Carter
Peter W. Carter
Executive Vice President – External Affairs

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DELTA AIR LINES, INC.

The following table and related footnotes set forth the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Person. The business address of each such person at Delta Air Lines, Inc. is 1030 Delta Boulevard, Atlanta, Georgia 30354. Each such person is a citizen of the United States of America, with the exception of Sergio A. L. Rial, who is a dual citizen of Brazil and Spain.

Name	Relationship to Reporting Person	Present Principal Occupation (outside Reporting Person, if any)
Edward H. Bastian	Chief Executive Officer and Director	N/A
David S. Taylor	Chairman of the Board	N/A
Greg Creed	Director	N/A
David G. DeWalt	Director	Founder and Managing Director of NightDragon Security[1]
William H. Easter III	Director	N/A
Leslie D. Hale	Director	President and Chief Executive Officer of RLJ Lodging Trust[2]
Christopher A. Hazleton	Captain, Airbus 321, and Director	N/A
Michael P. Huerta	Director	N/A
Jeanne P. Jackson	Director	N/A
George N. Mattson	Director	President of Star Mountain Capital[3]
Vasant M. Prabhu	Director	N/A
Sergio A. L. Rial	Director	N/A
Kathy N. Waller	Director	Executive Director of the Atlanta Committee for Progress[4]
Allison Ausband	Executive Vice President – Chief Customer Experience Officer	N/A
Alain M. Bellemare	Executive Vice President and President – International	N/A
Peter W. Carter	Executive Vice President – External Affairs	N/A
Glen W. Hauenstein	President	N/A
Daniel C. Janki	Executive Vice President – Chief Financial Officer	N/A
John Laughter	Executive Vice President – Chief of Operations	N/A
Rahul Samant	Executive Vice President – Chief Information Officer	N/A
Steven M. Sear	Executive Vice President – Global Sales and Distribution	N/A
Joanne D. Smith	Executive Vice President – Chief People Officer	N/A
Mike Spanos	Executive Vice President – Chief Operating Officer	N/A

[1] The principal executive offices of NightDragon Security, a private venture capital firm, are located at 101 2nd St., Suite 1275, San Francisco, CA 94105.

[2] The principal executive offices of RLJ Lodging Trust, a real estate investment trust, are located at 3 Bethesda Metro Center, Suite 1000, Bethesda, MD 20814.

[3] The principal executive offices of Star Mountain Capital, a specialized private investment firm, are located at 2 Grand Central Tower, 140 East 45th Street, 37th Floor, New York, NY 10017.

[4] The principal executive offices of the Atlanta Committee for Progress, a public-private partnership that supports economic development and investment initiatives in the city of Atlanta, are located at One Buckhead Plaza, 3060 Peachtree Road Northwest, Atlanta, GA 30305.

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